

16014442

SEC
Mail Processing
Section
MAR 01 2016
Washington DC
413

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EdgeLine Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11726 San Vicente Boulevard, Suite 610
(No. and Street)

Los Angeles (City) CA (State) 90049 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louie Ucciferri 310-442-0596
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anton & Chia, LLP
(Name – *if individual, state last, first, middle name*)

3501 Jamboree Road, Suite 540, Newport Beach, CA 92660
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luigi Ucciferri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EdgeLine Capital, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Compliance Officer

Title

See Attached for Notary Seal

Notary Public

No Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT CERTIFICATE

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document

STATE OF CALIFORNIA
COUNTY OF VENTURA ________

Subscribed and sworn to (or affirmed) before me on this 29th (DATE) day of February (MONTH) 20 16 by

LUIGI UCCIFERRI ________ and

________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



Signature of Notary Public


Z. HUSAIN
COMM. # 2089160
NOTARY PUBLIC-CALIFORNIA
VENTURA COUNTY
My Commission Expires DECEMBER 5, 2018

OPTIONAL

CAPACITY CLAIMED BY SIGNER

- INDIVIDUAL (circled)
- CORPORATE OFFICER
- PARTNER(S)
- ATTORNEY IN FACT
- TRUSTEE(S)
- GUARDIAN/CONSERVATOR
- OTHER

DESCRIPTION OF ATTACHED DOCUMENTS

Oath or Affirmation: Re Edgeline Capital
TITLE OF DOCUMENT

18
PAGES

2/29/16
DATE

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Additional Information:	
Computation of Net Capital Pursuant to Rule 15c3-1	9
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	10
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3	11
Report of Independent Registered Public Accounting Firm	12
Exemption Report Pursuant to SEC Rule 17a-5	13
Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)	14
Schedule of Assessment and Payments (Form SIPC-7)	15-16


NTON &
HIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
EdgeLine Capital, LLC

We have audited the accompanying financial statements of EdgeLine Capital, LLC (the "Company"), which comprise of the statement of financial condition as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flow for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton & Chia, LLP

Newport Beach, CA
February 29, 2016

EDGELINE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash	$	479,201
Prepaid expenses		850
Deposits - rent		5,197
Property and equipment		6,094
Total assets	$	491,342

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	110,168
Total liabilities		110,168
Member's equity		381,174
Total liabilities and member's equity	$	491,342

The accompanying notes are an integral part of these financial statements.

EDGELINE CAPITAL, LLC
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2015

Revenues:		
Commissions	$	1,579,661
Fee based income		499,975
Other income		15,177
Total revenues		2,094,813
Operating expenses:		
Employee compensation and benefits		948,139
Commission expense		466,520
Occupancy and equipment rental expense		71,110
Professional fees		225,269
Taxes and licenses (excluding income taxes)		6,694
Other expenses		193,794
Total expenses		1,911,526
Income before income taxes		183,287
Income taxes		6,800
Net income	$	176,487

The accompanying notes are an integral part of these financial statements.

EDGELINE CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

Balance at beginning of year	$	304,687
Member's distributions		(100,000)
Net income		176,487
Balance at end of year	$	381,174

The accompanying notes are an integral part of these financial statements.

EDGELINE CAPITAL, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net income	$ 176,487
Adjustments to reconcile net income to net cash used for operating activities:	
Depreciation expense	1,800
Increase in accounts payable and accrued expenses	60,104
Net cash provided by operating activities	238,391
Cash flows from investing activities	-
Cash flows from financing activities	
Member's distributions	(100,000)
Net cash used for financing activities	(100,000)
Net increase in cash	138,391
Cash at beginning of year	340,810
Cash at end of year	$ 479,201

SUPPLEMENTAL CASH INFORMATION

Cash payments for income taxes	$ 6,800
Cash payments for interest	$ -

The accompanying notes are an integral part of these financial statements.

EDGELINE CAPITAL, LLC
NOTES TO THE FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

(1) GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Edgeline Capital, LLC (the "Company") is engaged in business as a securities broker-dealer that provides several classes of services, including the sale of tax shelters or limited partnerships in primary distributions and in the secondary market, the private placement of securities, advisory services and the introduction of institutional investors and investment managers.

Regulatory Information

The Company was organized in the State of California on September 27, 2009. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. It is, and has been, a member of the Financial Industry Regulatory Authority ("FINRA") since December 16, 2010. Finally, it is also a member of the Securities Investor Protection Corporation ("SIPC").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Wholly Owned Subsidiary

The Company is a wholly owned subsidiary of Edgeline Capital Partners, LLC (the "Parent").

Method of Accounting

The Company's financial statements have been prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2015.

At December 31, 2015 and periodically throughout the year, the Company has maintained balances in bank accounts in excess of federally insured limits.

(1) GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Property and Equipment

Property and equipment are stated at cost. Depreciation has been provided using the accelerated method over the assets' estimated useful lives which range from 3 to 7 years.

Revenue Recognition

The Company receives fees in accordance with terms stipulated in its engagement contracts. Placement fees are typically recognized either based upon a percentage of the capital purchased or committed to be purchased in such client's funds or when services for the transactions are complete, in accordance with terms set forth in individual agreements. The Company may receive non-refundable retainers upon execution of agreements with clients to provide capital fund-raising services, which are recognized over the period which the services are provided. All other income and expenses are recognized when earned incurred. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Advertising Costs

Advertising and marketing costs are expensed as incurred. During the year ended December 31, 2015 the Company incurred $1,350 in advertising costs which is included in "other expenses" in the Statement of Income.

(2) PROPERTY AND EQUIPMENT

The cost and related accumulated depreciation of property and equipment are shown in the following table.

Cost	$ 12,144
Less accumulated depreciation	(6,050)
Net property and equipment	$ 6,094

(3) INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for federal income taxes is included in these financial statements. The Company is subject to a limited liability gross receipts tax, and an $800 minimum tax for California Tax purposes. The provision for these taxes during the year ended December 31, 2015 is shown in the following table.

Franchise tax	$ 800
Gross receipts tax	6,000
	$ 6,800

4) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2015 the net capital was $369,033 which exceeded the required minimum capital by $361,688. The aggregate indebtedness to net capital ratio was .2985 to 1.

(5) 401(K) PROFIT SHARING PLAN

The Company provides certain retirement benefits to its eligible employees under a Section 401(k) profit sharing plan (the "Plan"). Employees are eligible to participate in the plan if they are over 21 years of age and have completed one year of service with the Company. Employer contributions to the plan are discretionary, but will not exceed 100% of the employees' elective deferrals of compensation up to 3% of the employees' compensation for the Plan year, plus 50% of the amount of the employee's elective deferral of compensation from 3% to 5% of the employee's compensation. Employee contributions vest 100% immediately. Employer contributions vest over six years at the rate of 20% per year beginning in year two. The Company incurred $33,511 in pension expense during the year ended December 31, 2015.

(6) COMMITMENTS & CONTINGENCIES

The Company leases office space under the terms of an agreement which expires December 31, 2017. The remaining minimum annual payments under the terms of the agreement are shown in the following table.

2016	60,548
2017	62,365
	$ 122,913

The Company also rents additional space on a month to month basis for $940 a month. Total rent expense for the year was $70,212.

(7) Subsequent Events

Management has evaluated events and transactions occurring subsequent to year-end through the date that the financial statements were available for distribution, which was February 29, 2016. No transactions or events were found that were material enough to require recognition in the financial statements.

EDGELINE CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2015

Total equity from statement of financial condition		$	381,174
Less non-allowable assets:			
Prepaid expenses	850		
Property and equipment	6,094		
Deposits - rent	5,197		
			12,141
Net capital		$	369,033

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Capital required (6 2/3% of aggregate indebtedness)	$	7,345
Minimum dollar net capital required	$	5,000
Net Capital requirement(Greater of two figures)	$	7,345
Excess net capital	$	361,688

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$	110,168
Ratio of aggregate indebtedness to net capital		.2985 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

EDGELINE CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2015

Not Applicable - A computation of reserve requirements is not applicable to Edgeline Capital, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

EDGELINE CAPITAL, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2015

Not Applicable - Information relating to possession or control requirements is not applicable to Edgeline Capital, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).


NTON &
HIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
EdgeLine Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) EdgeLine Capital, LLC (the "Company") identified the following provision of 17 C.F.R 15c3-3k under which the Company claimed an exemption from 17 C.F.R 240.15c3-3: (2)(i) the exemption provisions and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions review is substantially less in scope that an examination the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to managements statements referred to above for them to be fairly stated in all material respects based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

/s/ Anton & Chia, LLP
February 29, 2016

Edgeline Capital, LLC

Exemption Report

December 31, 2015

Edgeline Capital, LLC operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3.

During the year ended December 31, 2015, the Firm met the provisions of this exemption without exception.



Louie Ucciferri
Chief Compliance Officer



CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
EdgeLine Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerate below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by EdgeLine Capital, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc.(FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed at our endings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Anton & Chia, LLP

Newport Beach, CA
February 29, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068475 FINRA DEC
EDGELINE CAPITAL, LLC
11726 San Vicente Blvd., Suite 610
Los Angeles, CA 90049-5080

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Louie Ucciferri 310-442-0596

2. A. General Assessment (item 2e from page 2) $ 5,199

B. Less payment made with SIPC-6 filed (exclude interest) (1,838)
07/30/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,361

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $3,361

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EDGELINE CAPITAL, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Financial and Operations Principal
(Title)

Dated the 15th day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2015
and ending 12/31/2015

Item No. — **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $2,079,636

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $2,079,636

2e. General Assessment @ .0025 $5,199

(to page 1, line 2.A.)